UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CNX MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

12654A101

(CUSIP Number)

Donald W. Rush

CNX Midstream GP LLC

CNX Center

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317-6506

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12654A101	13D	Page 1 of 11 Pages

1	Names of Reporting Persons CNX Resources Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 47,692,198
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 47,692,198

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,692,198
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.1%
14	Type of Reporting Person CO

CUSIP No. 12654A101	13D	Page 2 of 11 Pages

1	Names of Reporting Persons CNX Gas LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 47,692,198
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 47,692,198

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,692,198
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 12654A101	13D	Page 3 of 11 Pages

1	Names of Reporting Persons CNX Gas Company LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power None
	8	Shared Voting Power 47,692,198
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 47,692,198

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,692,198
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 53.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 12654A101	13D	Page 4 of 11 Pages

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on November 23, 2016 (as amended to date, the “Schedule 13D”) with the Securities and Exchange Commission relating to the common units representing limited partner interests (the “Common Units”) in CNX Midstream Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) in CNX Midstream Partners LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is at 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented as follows:

The information required by subparagraphs (a), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

Pursuant to the Exchange Agreement, dated as of January 29, 2020 (the “Agreement”), by and among the Issuer, CNX Midstream GP LLC (the “General Partner”) and CNX Gas Company LLC (“CNX Gas”), on January 29, 2020, all of the incentive distribution rights representing limited partner interests in the Issuer (the “IDRs”) were cancelled and the economic general partner interest in the Issuer held by the General Partner, which was represented by general partner units, was converted into a non-economic general partner interest in the Issuer in exchange for an aggregate of 26,000,000 Common Units of the Issuer and 3,000,000 newly created Class B Units representing limited partner interests in the Issuer (“Class B Units”) and (ii) an aggregate cash payment by the Issuer to CNX Gas of $135.0 million to be paid in installments of $50.0 million due December 31, 2020, $50.0 million due December 31, 2021 and $35.0 million due December 31, 2022 (together, the “Restructuring Transactions”).

Holders of a Class B Unit have the same rights and obligations of a holder of Common Units, except (i) the right to vote (which is limited to matters requiring approval by a unit majority of all unitholders, in which case the Class B Units will vote alongside Common Units as a single class), (ii) the right to participate in the allocation of income, gain, loss and deduction to Common Units and (iii) the right to participate in distributions made with respect to Common Units. On January 1, 2022, each Class B Unit will automatically convert into a Common Unit on a one-for-one basis, and thereafter the converted Class B Units will be treated like Common Units.

CUSIP No. 12654A101	13D	Page 5 of 11 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Amended and Restated Partnership Agreement

On January 29, 2020, in connection with the closing of the Restructuring Transactions, the Issuer executed and delivered the Third Amended and Restated Agreement of Limited Partnership of the Partnership (the “Third A&R Partnership Agreement”). Among other things, the Third A&R Partnership Agreement provides for the (i) cancellation of the IDRs (ii) conversion of the General Partner’s approximate 2% general partner interest in the Issuer into a non-economic general partner interest, (iii) the establishment of the Class B Units and (iv) the elimination of certain legacy provisions that no longer apply, including provisions related to the IDRs and the economic general partner interest.

The foregoing description of the Third A&R Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons own 100% of the membership interests of CNX Gathering LLC, which owns all of the membership interests in the Issuer’s General Partner and appoints the General Partner’s board of directors. The Reporting Persons may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

CUSIP No. 12654A101	13D	Page 6 of 11 Pages

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 89,736,622 Common Units outstanding as of January 30, 2020, following the closing of the Restructuring Transactions.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CNX Resources Corporation	47,692,198	53.1%	0	47,692,198	0	47,692,198
CNX Gas LLC	47,692,198	53.1%	0	47,692,198	0	47,692,198
CNX Gas Company LLC	47,692,198	53.1%	0	47,692,198	0	47,692,198

CNX Gas Company LLC is the record holder of 47,692,198 Common Units. CNX Gas Company LLC is a wholly owned subsidiary of CNX Gas LLC, which is a wholly owned subsidiary of CNX Resources Corporation, a publicly traded company listed on the New York Stock Exchange.

(c)	Other than as described in Item 4, during the past 60 days none of the Reporting Persons or the Related Persons has effected any transactions in the Common Units.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Third A&R Partnership Agreement. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

CUSIP No. 12654A101	13D	Page 7 of 11 Pages

Except as set forth herein, none of the Reporting Persons or the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Third Amended and Restated Agreement of Limited Partnership of CNX Midstream Partners LP, dated as of January 29, 2020 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 30, 2020).

2	Exchange Agreement, dated as of January 29, 2020, by and among CNX Midstream Partners LP, CNX Midstream GP LLC and CNX Gas Company LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 30, 2020).

CUSIP No. 12654A101	13D	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2020

CNX RESOURCES CORPORATION

	By:	/s/ Donald W. Rush
	Name:	Donald W. Rush
	Title:	Chief Financial Officer and
Executive Vice President

CNX GAS LLC

	By:	/s/ Donald W. Rush
	Name:	Donald W. Rush
	Title:	Senior Vice President and
Chief Financial Officer

CNX GAS COMPANY LLC

	By:	/s/ Donald W. Rush
	Name:	Donald W. Rush
	Title:	Senior Vice President and
Chief Financial Officer

CUSIP No. 12654A101	13D	Page 9 of 11 Pages

SCHEDULE I

Information regarding each managing member, director and executive officer of the Reporting Persons, or each person controlling the Reporting Persons, is set forth below.

Reporting Person: CNX Resources Corporation

Name	Business Address	Principal Occupation or Employment	Citizenship
Nicholas J. DeIuliis	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director	USA

Donald W. Rush	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Financial Officer	USA

Chad A. Griffith	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer and Vice President – Commercial	USA

Olayemi Akinkugbe	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Excellence Officer	USA

William N. Thorndike, Jr.	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chairman of the Board (Managing Director of Housatonic Partners)	USA

CUSIP No. 12654A101	13D	Page 10 of 11 Pages

J. Palmer Clarkson	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (President and Chief Executive Officer of Bridgestone HosePower, LLC)	USA

William E. Davis	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Chairman and Chief Executive Officer of Niagara Mohawk Power Corporation)	USA

Maureen E. Lally-Green	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Judge on the Superior Court of Pennsylvania)	USA

Bernard Lanigan, Jr.	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Chairman and Chief Executive Officer of Southeast Asset Advisors, Inc.)	USA

Reporting Person: CNX Gas LLC

Name	Business Address	Principal Occupation or Employment	Citizenship
Donald W. Rush	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Financial Officer of CNX Resources Corporation Position with Reporting Person: Senior Vice President and Chief Financial Officer	USA

Chad A. Griffith	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer and Vice President – Commercial of CNX Resources Corporation Position with Reporting Person: President and Chief Executive Officer	USA

Olayemi Akinkugbe	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Excellence Officer of CNX Resources Corporation Position with Reporting Person: Senior Vice President and Chief Excellence Officer	USA

CUSIP No. 12654A101	13D	Page 11 of 11 Pages

Reporting Person: CNX Gas Company LLC

Name	Business Address	Principal Occupation or Employment	Citizenship
Donald W. Rush	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Financial Officer of CNX Resources Corporation Position with Reporting Person: Senior Vice President and Chief Financial Officer	USA

Chad A. Griffith	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chief Operating Officer and Vice President – Commercial of CNX Resources Corporation Position with Reporting Person: President and Chief Executive Officer	USA

Olayemi Akinkugbe	CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Excellence Officer of CNX Resources Corporation Position with Reporting Person: Senior Vice President and Chief Excellence Officer	USA